SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Sirius XM Holdings Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 14, 2025   /s/ Warren E. Buffett
                                 Warren E. Buffett

                                 Berkshire Hathaway Inc.

Dated: February 14, 2025   /s/ Warren E. Buffett
                                 By: Warren E. Buffett
                                 Title: Chairman of the Board

                                 National Indemnity Company

Dated: February 14, 2025   /s/ Dale D. Geistkemper
                                 By: Dale D. Geistkemper
                                 Title: Treasurer

                                 GEICO Corporation

Dated: February 14, 2025   /s/ Todd A. Combs
                                 By: Todd A. Combs
                                 Title: President

                                 Government Employees Insurance Company

Dated: February 14, 2025   /s/ Todd A. Combs
                                 By: Todd A. Combs
                                 Title: President

National Fire & Marine Insurance Company

Dated: February 14, 2025 /s/ Dale D. Geistkemper

By: Dale D. Geistkemper
Title: Treasurer

Berkshire Hathaway Consolidated Pension Plan Master Trust

Dated: February 14, 2025 /s/ Mark D. Millard

By: Mark D. Millard
Title: Vice President, Berkshire Hathaway Inc.

Scott Fetzer Collective Investment Trust

Dated: February 14, 2025 /s/ Christopher Mann

By: Christopher Mann
Title: Senior Vice President, Marmon Holdings, Inc.

BNSF Master Retirement Trust

Dated: February 14, 2025 /s/ Paul Bischler

By: Paul Bischler
Title: Vice President, Burlington Northern Santa Fe, LLC

Precision Castparts Corp. Master Trust

Dated: February 14, 2025 /s/ Shawn Hagel

By: Shawn Hagel
Title: Executive Vice President and Chief Financial Officer, Precision Castparts Corp.

Dated: February 14, 2025 /s/ R. Ted Weschler

R. Ted Weschler